www.linkedin.com/in/vasamartinez
(LinkedIn)
linkpop.com/perfy (Company)

Top Skills

Social Media

Social Media Marketing

Social Networking

Certifications

Klaviyo Master Silver Partner

Certified SMS Marketer

Advertising and Marketing
Communication Strategy

Privy Partner

Vasa Martinez

Founder @ Perfy & Growthbuster | Inc. 500 CMO and CEO | Prev.
Quest Nutrition, Legendary Foods

Torrance, California, United States

Summary

Vasa has over a decade of experience growing some of America's
fastest-growing food and beverage brands. He is the founder and
CEO of growthbuster, a remote marketing agency that specializes in
marketing, sales, and operations.

As the CMO of Outer Aisle, Vasa led the marketing strategy and
execution, resulting in a 5001% growth rate from 2018 to 2021 and
landing the company on the Inc. 500 for three years straight.

He has also established growthbuster as a CPG marketing
powerhouse, ranking #15 on AdWeek's list of fastest-growing
agencies in 2021 and #43 on Inc. 500's list of fastest-growing
companies in the Pacific region in 2022.

In addition, Vasa launched his own low-sugar soda company,
Perfy, in February 2022, with a mission to support metabolic and
cognitive health. The company is a tribute to his late mother, whom
he nicknamed "Perfy" as a kid, as well as the 12+ other friends and
family Vasa has lost since 2018.

Vasa is a proven strategic thinker and integrated marketer whose
ingenuity, passion, and tenacity make him an invaluable partner for
emerging and established brands.

Experience

Perfy
Founder & CEO
February 2022 - Present (2 years 10 months)
Los Angeles Metropolitan Area

low sugar soda enhanced with a blend of l-theanine, turmeric, and
ashwagandha for a happy you.

growthbuster
founder
July 2017 - Present (7 years 5 months)
Greater Los Angeles Area

Growthbuster is the social media marketing agency for food & beverage
startups that leverages marketing + sales + ops to grow some of Inc.'s fastest-
growing companies in America.

AdWeek 15th Fastest-Growing Agency (2021)
Inc. 500 Regionals Fastest-Growing Company (2022, #43 Overall)

Outer Aisle
Chief Marketing Officer
February 2020 - December 2023 (3 years 11 months)

Helped grow the company 5001% from 2018-2021. 3x fastest-growing
company in California (2020-2022) and 2x fastest-growing company in the US
(2020-2021).

Legendary Foods LLC
Marketing Director
August 2017 - May 2019 (1 year 10 months)
Los Angeles, California

Quest Nutrition
3 years 4 months

Sr. Marketing Manager, Influencers & Partnerships
October 2016 - February 2017 (5 months)
El Segundo, California

Sports Marketing Manager
November 2013 - October 2016 (3 years)
El Segundo

Baja Sharkeez Restaurant Group
Manager
October 2009 - March 2015 (5 years 6 months)
Hermosa Beach, California

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Education

University of California, Los Angeles

Bachelor of Arts (B.A.), International Development Studies · (2003 - 2007)